FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results
2.	Nomura Declares Half Year Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 29, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	Group-wide half yearly net income at highest level since March 2003 despite a slowdown in Q2 as Japan businesses impacted by weaker client activity

•	Retail pretax income remained strong, albeit down from 1Q which was best quarter since March 2002

•	Asset Management delivered stable earnings on inflows into investment trusts

•	Wholesale reported higher revenues in all international regions, while profitability improved as a result of cost initiatives

•	Robust financial position with total capital ratio of 14.3 percent and Tier 1 capital ratio of 12.2 percent under Basel 3

Tokyo, October 29, 2013—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2014.

Net revenue for the second quarter was 356.4 billion yen (US$3.6 billion)1, income before income taxes was 72.9 billion yen (US$742 million), and net income attributable to Nomura Holdings shareholders was 38.1 billion yen (US$388 million).

For the six months ended September 30, Nomura reported net revenue of 787.7 billion yen (US$8 billion), income before income taxes of 186.2 billion yen (US$1.9 billion), and net income attributable to Nomura Holdings shareholders of 104 billion yen (US$1.1 billion).

“Our businesses continued to perform well with all divisions delivering solid results and group-wide income up substantially year on year,” said Koji Nagai, Group Chief Executive Officer.

“Retail reported net asset inflows of over 1 trillion yen and Retail client assets climbed above 90 trillion yen. Asset Management had another stable quarter as inflows into publicly offered investment trusts boosted assets under management to 30 trillion yen. Wholesale pretax income was in line with last quarter as Global Markets performed strongly in all international regions and we achieved our most recent $1 billion cost reduction target.

“Looking ahead, we remain focused on delivering consistent profitability and contributing to economic growth as Asia’s global investment bank.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 98.29 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2013. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2012/13 Q2	QoQ	YoY
Net revenue	119.7	–28%	+48%
Income before income taxes	40.0	–51%	3.6	x

Retail reported net revenue of 119.7 billion yen, down 28 percent quarter on quarter, but up 48 percent year on year. Income before income taxes declined 51 percent sequentially to 40 billion yen, an increase of 3.6 times versus the same quarter last year.

Nomura’s continued focus on providing consulting-based services drove net asset inflows to over 1 trillion yen, predominately from sales of stocks and bonds. This combined with market factors to boost Retail client assets above 90 trillion yen.

Nomura is making good progress in the lead up to the start of the Nippon Individual Savings Account (NISA) scheme next January, reporting 850,000 account applications (one million including reservations) as of September 30, 2013.

Asset Management

(billions of yen)	FY2012/13 Q2	QoQ	YoY
Net revenue	18.6	–8%	+21%
Income before income taxes	6.2	–8%	+35%

Asset Management net revenue was 18.6 billion yen, a decline of 8 percent compared to last quarter and an increase of 21 percent over the same period last year. Income before income taxes declined 8 percent quarter on quarter but increased 35 percent year on year to 6.2 billion yen.

The investment trust business reported continued inflows into existing funds mainly for Japanese stocks and high dividend stocks. Net assets under management climbed to 30 trillion yen for the first time since 2007. Nomura also reported an increase in the number of distributors in its sales channel as a result of offering funds suited to NISA accounts.

Nomura’s investment advisory business booked further inflows as the company won mandates from leading international investment managers to manage Japanese stock funds and also won mandates for a wide range of products including high-yield bond and Sharia-compliant products.

Wholesale

(billions of yen)	FY2012/13 Q2	QoQ	YoY
Net revenue	183.3	–6%	+34%
Income before income taxes	25.3	+0.2%	131	x

Wholesale booked net revenue of 183.3 billion yen, a 6 percent decline quarter on quarter and 34 percent increase year on year. Income before income taxes increased 0.2 percent sequentially to 25.3 billion yen, representing a jump of 131 times over the second quarter last year. During the second quarter, Nomura also achieved its most recent $1 billion cost reduction target.

Global Markets reported stronger revenues in all international regions, offsetting a slowdown in Japan. Fixed Income saw improved performance in Rates and FX, while Credit and Securitized Products reported softer revenues due to weaker client flows. Equities revenues were driven by stable revenues in the Execution business and a strong performance in the Derivatives business.

Investment Banking gross revenue remained strong in line with last quarter due to resilient performance in Japan and EMEA. Nomura tapped into the strong demand for financing in Japan, winning a number of high-profile ECM and DCM mandates. Internationally, closer cross-regional collaboration in areas where the firm has a competitive advantage delivered results and the financial sponsor and FIG businesses contributed to earnings. The leveraged finance and solutions businesses continued to grow in the Americas and EMEA.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of September, Nomura’s total capital ratio was 14.3 percent and its Tier 1 ratio was 12.2 percent under Basel 3. Nomura had total assets of 41.9 trillion yen and shareholders’ equity of 2.4 trillion yen. Gross leverage was 17.6 times and net leverage was 10.9 times. All figures are on a preliminary basis.

Dividends

For the first half of the current fiscal year, Nomura has declared a dividend of 8 yen per share to shareholders of record as of September 30, 2013. The dividend is scheduled to be paid on December 2, 2013.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2013 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Declares Half Year Dividend

Tokyo, October 29, 2013—Nomura Holdings, Inc. today announced that it has declared a dividend of 8 yen per share to shareholders of record as of the end of September 2013. The dividend will be paid on December 2, 2013.

Recent dividends

	Q1	Q2	Q3	Q4	Annual Dividend
FY2011/12		Y4.0		Y2.0	Y6.0
FY2012/13		Y2.0		Y6.0	Y8.0
FY2013/14		Y8.0		TBD	TDB

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.